Mail Stop 3561

August 8, 2006

Mr. Suang-Yi Pai
Chief Financial Officer
Kid Castle Educational Corporation
8th Floor, No. 98 Min Chuan Road, Hsien Tien
Taipei, Taiwan ROC

> **Re: Kid Castle Educational Corporation**
> **Item 4.02 Form 8-K**
> **Filed August 7, 2006**
> **File No. 333-39629**

Dear Mr. Pai:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K filed August 7, 2006

1. Please quantify the impact of the restatement on your financial statements. Refer to the requirements of Item 4.02(a)(2) of Form 8-K.

2. Please state, if true, that your third quarter fiscal 2005 financial statements cannot be relied upon. Refer to the requirements of Item 4.02(a)(1) of Form 8-K.

Mr. Suang-Yi Pai
Kid Castle Educational Corporation
August 8, 2006

3. Please disclose which auditor reviewed your first quarter 2005 financial statements.

4. You describe Mr. Robert G. Jeffrey as your "former principal accountant." Please tell us why you have not filed an Item 4.01 Form 8-K with respect to the change in your certifying accountant.

5. Please discuss the impact your findings have on your conclusions regarding the effectiveness of your disclosure controls and procedures for the periods to be restated. In this regard, we note that your Form 10-Q for the quarterly period ended September 30, 2005 does not include the information required by Items 307 and 308(c) of Regulation S-K in Item 4 of Part I of Form 10-Q. We also note the conclusions of your Chief Executive Officer and Chief Financial Officer regarding the effectiveness of your disclosure controls and procedures as of December 31, 2004, March 31, 2005, and June 30, 2005 were qualified. In your amended filings the conclusions of your Chief Executive Officer and Chief Financial Officer regarding the effectiveness of your disclosure should not be qualified and should state that your disclosure controls and procedures are either effective or ineffective.

6. You concluded on June 1, 2006 that your previously filed consolidated financial statements for the year ended December 31, 2004 included in the your Annual Report on Form 10-K for 2004 and the unaudited interim consolidated financial statements included in your first and second quarter Quarterly Reports on Form 10-Q for fiscal 2005 and all Quarterly Reports on Form 10-Q for fiscal 2004 should not be relied upon. In this regard, please explain to us why this Item 4.02 Form 8-K was not filed within the appropriate timeframe. Refer to SEC Release 33-8400.

General

7. We note that you have not responded to our comment letter dated July 11, 2005 regarding Form 10-K for the year ended December 31, 2004 and Form 10-Q for the quarter ended March 31, 2005. Please advise.

As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under

Mr. Suang-Yi Pai
Kid Castle Educational Corporation
August 8, 2006

the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

       If you have any questions regarding these comments, please direct them to Adam Phippen, Staff Accountant, at (202) 551-3336. In his absence, direct your questions to William Thompson, Assistant Chief Accountant, at (202) 551-3344. Any other questions may be directed to me at (202) 551-3849.

                                             Sincerely,

                                             James A. Allegretto
                                             Sr. Asst. Chief Accountant